SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
PERSONAL FAX: 713.583.9179
E-MAIL: SMVaughan@duanemorris.com
www.duanemorris.com
June 23, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Douglas Brown

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Re: Diamond Offshore Drilling, Inc.
Dear Mr. Brown:
     Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letters (the “Comment Letters”) dated June 10, 2010 and June 11, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on February 23, 2010, and Schedule 14A filed on Mach 31, 2010 (File No. 001-13926). On behalf of the Company, this letter will confirm that the Company anticipates responding to the Comment Letters on or about July 8, 2010, with the Staff’s concurrence, as you and I discussed by telephone.
Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan

cc:	William C. Long, Esq.
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.
Duane Morris llp

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